FORM 4

[ ]  Check box if no longer subject
     to Section 16. Form 4
     or Form 5 obligations may con-
     tinue. See Instruction 1(b).


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Sec. 16(a) of the
               Securities Exchange Act of 1934, Sec. 17(a) of the
                   Public Utility Holding Company Act of 1935
              or Sec. 30(f) of the Investment Company Act of 1940.


------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting person* 2. Issuer Name and Ticker or Trading   6.Relationship of Reporting Person to Issuer
                                            Symbol                                (Check all applicable)
Birner    Frederic WJ                       Birner Dental Management Svcs, Inc.
                                            (BDMS)                                 X   Director                     X  10% Owner
---------------------------------------------------------------- --------------- ------                           -----
(Last) (First) (Middle)                  3. IRS or Social Security Number of
                                            Reporting Person (Voluntary)           X    Officer (give title below)      Other
                                                                                 ------                           -----
3801 E. Florida Ave. Ste 508                                                             Chairman of the Board, CEO
------------------------------------------------------------------------------------------------------------------------------------
                                                                                7. Individual or Joint/Group Filing
(Street)                                 4. Statement for Month/Year
                                             02/13/03                            __X__  Form filed by One Reporting Person
--------------------------------------------------------------------------------
                                         5. If Amendment, Date of Original
                                                   (Month/Year)                  _____  Form filed by More than One Reporting
                                                        N/A                             Person
-----------------------------------------------------------------------------------------------------------------------------------
Denver    CO    80210

------------------------------------------------------------------------------------------------------------------------------------
(City) (State) (Zip)


                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction    3. Transaction    4. Securities Acquired (A)5.Amount of      6. Ownership       7.Nature of
   (Instr. 3)            Date              Code (Instr.8)    or Disposed of (D) ;     Securities        Form: Direct (D)  Indirect
                         Month/Day/Year)                     (Instr. 3, 4,and 5)      Beneficially      or Indirect (I)   Beneficial
                                                                                      Owned at end of   Instr. 4)         Ownership
                                                                                      Month (Instr. 3                    (Instr. 4)
                                                                                      and 4)
--------------------- ---------------- ---------------- ------------------------------   ----------   -----------     -----------

                                          Code      V   Amount   (A) or (D)   Price
--------------------- ---------------- ---------- ----- -------- ----------- ----------  ----------   -----------     -----------
Common Stock              02-13-03         X             6,878       A        $9.60        195,365          D

--------------------- ---------------- ---------- ----- -------- ----------- ---------   ----------   -----------     -----------
Common Stock                                                                                 2,125         I           by wife

--------------------- ---------------- ---------- ----- -------- ----------- ---------   ----------   -----------     -----------

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder. Report on a separate line for each class of securities beneficially owned directlyor indirectly.

                            (Print of type response)                                                                       (Over)


                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          (eg., puts, calls, warrants, options, convertible securities)

------------ ---------- ------------ ----------- ------------ ---------------------- ---------------------
1. Title of  2.Conver-  3. Transac-  4. Transac- 5. Number of 6. Date Exercisable    7. Title and Amount
Derivative   sion or    tion Date    tion Code   Derivative   and Expiration         of Underlying
Securitiy    Exer-      (Month/Day/  (Instr. 8)  Securities   Date (Month/Day/       Securities
(Instr. 3)   cise Price Year)                    Acquired (A) Year)                  (Instr. 3 and 4)
             of Deriva-                          or Disposed
             tive                                of (D)
             Security                            (Instr. 3,
                                                 4, and 5)
------------ ---------- ------------ ----------- ------------ ----------  ---------- ---------- ---------
                                                              Date        Expira-      Title    Amount or
                                                              Exer-       tion Date             Number of
                                                              cisable                           Shares
------------ ---------- ------------ ------- --- --- -------- --------    ---------- ---------- ---------
                                      Code    V  (A)    (D)
------------ ---------- ------------ ------- --- --- -------- --------    ---------- ---------- ---------
Warrants
(right to buy)  $5.06                                                     02/11/07  Common Stock
------------ ---------- ------------ ------- --- --- -------- --------    ---------- ---------- ---------
Stock Options
(right to buy)  $21.45                                                    10/07/03  Common Stock
------------ ---------- ------------ ------- --- --- -------- --------    ---------- ---------- ---------
Stock Options
(right to buy)  $34.12                                                    04/30/03  Common Stock
------------ ---------- ------------ ------- --- --- -------- --------    ---------- ---------- ---------
Stock Options
(right to buy)  $11.68                                                    01/02/08  Common Stock
------------ ---------- ------------ ------- --- --- -------- --------    ---------- ---------- ---------
Stock Options
(right to buy)  $9.60    02/13/03                     6,878   02/14/97    02/14/03  Common Stock  6,878
------------ ---------- ------------ ------- --- --- -------- --------    ---------- ---------- ---------



Table II (continued)
------------ ---------- ---------- ------------ ------------
1. Title of  8. Price   9. Number  10. Owner-   11. Nature
Derivative   of         of Deriva- ship of De-  of
Securitiy    Derivative tive       rivative     Indirect
(Instr. 3)   Security   Securi-    Security;    Beneficial
             and        ties       Direct (D)   Ownership
             (Instr.5)  Benefi-    or           (Instr. 4)
                        cially     Indirect
                        Owned at   (I)
                        end of     (Instr. 4)
                        Month
                        (Instr. 4)
------------ ---------- ----------- ----------- ------------
Warrants
(right to buy)            10,000      D
------------ ---------- ----------- ----------- ------------
Stock Options
(right to buy)             2,500      D
------------ ---------- ----------- ----------- ------------
Stock Options
(right to buy)             2,500      D
------------ ---------- ----------- ----------- ------------
Stock Options
(right to buy)            33,334      D
------------ ---------- ----------- ----------- ------------
Stock Options
(right to buy) $9.60           0      D
------------ ---------- ----------- ----------- ------------


Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                       /s/ Frederic WJ Birner                 February 18, 2003
                       ----------------------------           ---------------
                       **   Signature of Reporting Person     Date

Note 1: Exercise of Options that were to expire on February 14, 2003


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.